UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	1-11337

Integrys Holding, Inc.

(Exact name of registrant as specified in its charter)

200 East Randolph Street

Chicago, Illinois 60601

(312) 228-5400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $1.00 par value*

4.170% Senior Notes Due November 1, 2020**

6.11% Junior Subordinated Notes Due 2066**

6.00% Junior Subordinated Notes Due 2073

Unissued securities registered under Automatic Shelf Registration Statement on Form S-3 (No. 333-183172)*

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒**

Approximate number of holders of record as of the certification or notice date:

Common Stock: One

2020 Notes: 34

2066 Notes: 36

2073 Notes: 76

Pursuant to the requirements of the Securities Exchange Act of 1934 Integrys Holding, Inc. (successor by merger to Integrys Energy Group, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 9, 2015	By:	/s/ Scott J. Lauber
		Name:	Scott J. Lauber
		Title:	Vice President and Treasurer

* Securities of Integrys Energy Group, Inc. Integrys Holding, Inc. is successor by merger to Integrys Energy Group, Inc.